The Standard *(Thursday, 16th January 2003)*

82-1072

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability [redacted] loss howsoever arising from or in reliance upon the whole or an[redacted]nouncement.

03003385

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The directors of the Company wish to clarify that the Company is currently negotiating with a foreign investor to take up 51% interest in Galaxy and is working towards a final binding agreement before the end of February 2003. As and when the Company is able to conclude a binding agreement with the foreign investor, the Company will make an appropriate announcement as soon as practicable.

The terms of the proposed agreement have not yet been finalised and agreed between the parties and the proposed transaction may or may not proceed. Investors are advised to exercise caution in dealing in the shares of the Company.

References are made to the recent numerous articles in various newspapers reporting that Television Broadcasts Limited ("the Company") was close to concluding an agreement with a foreign investor to sell 51% of Galaxy Satellite Broadcasting Limited ("Galaxy"), currently a wholly owned subsidiary of the Company engaging in uplink and playback services. The directors of the Company wish to clarify that the Company is currently negotiating with a foreign investor to take up 51% interest in Galaxy and intends to work towards a final binding agreement before the end of February 2003 in order to comply with the conditions imposed by the Government previously announced by the Company on 9 July 2002.

As and when the Company is able to conclude a binding agreement with the foreign investor, a further announcement will be made as soon as practicable.

The terms of the proposed agreement have not yet been finalised and agreed between the parties and the proposed transaction may or may not proceed. Investors are advised to exercise caution in dealing in the shares of the Company.

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") is currently considering whether the Company has selectively disclosed price sensitive information to a section of the public and therefore in breach of paragraph 2 of the Listing Agreement. The Stock Exchange reserves its right to take appropriate actions against the Company and any relevant person should it come to a conclusion that the said Listing Rule has been breached.

dlw 1/30

By Order of the Board
Ho Chan Fai
Company Secretary

15 January 2003, Hong Kong

To: The U.S. Securities & Exchange Commission